MITCHELL SILBERBERG & KNUPP LLP
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
Andrew E. Katz A Professional Corporation (310) 312-3738 Phone (310) 231-8408 Fax aek@msk.com

September 24, 2013

VIA FEDEX

Katherine Hsu

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC - Form S-3 No. 333-190866

Dear Ms. Hsu:

On behalf of the registrant, California Republic Funding, LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form S-3, No. 333-190866, as well as the forms of the transaction documents filed as exhibits thereto. For your convenience, courtesy copies of the amended form of prospectus and prospectus supplement are being provided to you, including a copy that is marked to show changes against the registration statement as initially filed.

In addition, the registrant has instructed us to provide each of the responses set forth below to the staff’s comments of September 9, 2013. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

Registration Statement on Form S-3

Form of Prospectus Supplement

Transaction Overview, page S-4

1.	Please identify the Administrator in the Transaction Overview chart.

We have identified California Republic Bank as the Administrator on the Transaction Overview chart. Please see page S-4 of the form of prospectus supplement.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683 Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

<September 24, 2013>

The Receivables Pool – Selection of Receivables, page S-22; The Receivables Pools – The Receivables, page 27

2.	We note the descriptions of the selection criteria in the Prospectus Supplement and in the Prospectus. The two disclosures do not appear to be entirely consistent. For example, we note the requirement, in the Supplement, that a Receivable be secured by a Financed Vehicle that has not been repossessed. However, we note the requirement, in the Prospectus, only that a Receivable be secured by a Financed Vehicle that has not been repossessed without reinstatement. Please revise or advise.

We understand that the disclosure in the prospectus supplement should be consistent with that in the base prospectus and have drafted both such documents with that understanding. We have made revisions to each document as indicated to ensure the descriptions of the selection criteria are consistent.

Glossary of Terms – “Backup Servicer”, page S-55

3.	We note that you define Backup Servicer to be “CSC,” but do not otherwise identify “CSC.” Please identify the Backup Servicer. Refer to Item 1108(a)(2) of Regulation AB.

To the extent that the form of the prospectus supplement is a form of the document, it will not provide the identity of the backup servicer and the reference to the specific entity has been replaced with a placeholder. The registrant anticipates that CSC Logic, Inc., a Texas corporation, will serve as the backup servicer in the actual securitization transactions, and its identity (or the identity of any other backup servicer that will be ultimately used) will be provided in the actual prospectus supplement as required under Regulation AB.

Glossary of Terms – “Simple Interest Receivable”, page S-61; The Receivables Pools – The Receivables, page 27

4.	We note the descriptions of the simple interest method calculation in the Prospectus Supplement and in the Prospectus. The two disclosures do not appear to be entirely consistent and are difficult to read. Please make conforming revisions as appropriate.

We have revised the descriptions in response to this comment to ensure that they are consistent and to enhance their clarity.

Prospectus

Risk Factors, page 8

5.	Since the Servicer is the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the seller of Receivables, which is the Bank or an affiliate of the Bank, is the obligated party to repurchase.

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

<September 24, 2013>

We have added a separate risk factor discussing the relationship of the Bank and its affiliates and its effect on the Bank’s and its affiliate’s obligations to repurchase receivables with respect to which such warranties and representations have been breached. Please see page 8 of the form of prospectus.

The Sponsor and Servicer – Underwriting Criteria, page 20

6.	We note your disclosure that exceptions to the Sponsor’s underwriting policies are made at the discretion of the credit underwriters with appropriate approval authority, and that under limited circumstances a senior underwriter or other appropriately authorized employee may approve an application that was automatically rejected due to a low FICO score. Please revise, where appropriate, to comply with Item 1111(a)(8).

We have provided additional text, to the discussion of exceptions on page 20 of the form of prospectus. We have added reference to the criteria the originator will apply in determining whether to approve a low FICO score application that may have been automatically rejected. While the originator does not consider low FICO score receivables that have been approved following the review described in the prospectus to be exceptions, as such review is part of its underwriting process, in keeping with the intent of Item 1111, information pertaining to such low FICO score receivables will be provided in the related prospectus supplement.

Certain Information Regarding the Notes – Reports to be Filed with the SEC, page 40

7.	We note that the Commission file number of the Depositor is incorrect. Please revise.

We have corrected the Commission file number on page 40.

Please contact me at (310) 312-3738 or aek@msk.com with any questions or comments regarding this matter. Please email any additional comment letters to my attention when they become available. Thank you for your time and attention.

Very truly yours,

/s/ Andrew E. Katz

A Professional Corporation of

MITCHELL SILBERBERG & KNUPP LLP

AEK/txf